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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Valero GP Holdings, LLC
(Name of Issuer)
Common Units representing limited liability company interests
(Title of Class of Securities)
91914G 10 8
(CUSIP Number)
Jay D. Browning
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	91914G 10 8

1	NAMES OF REPORTING PERSONS: Valero Energy Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-1828067

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,250,000 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

25,250,000 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,250,000 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91914G 10 8

1	NAMES OF REPORTING PERSONS: Diamond Shamrock Refining and Marketing Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-2505379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,926,636 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

21,926,636 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,926,636 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91914G 10 8

1	NAMES OF REPORTING PERSONS: Sigmor Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-1828463

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,323,384 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,323,364 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,323,364 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) is being filed by Valero Energy Corporation (“Valero Energy”) and certain of its subsidiaries, Diamond Shamrock Refining and Marketing Company (“DSRMC”) and Sigmor Corporation (“Sigmor,” and together with Valero Energy and DSRMC, the “Reporting Persons”). This statement relates to the common units representing limited liability company interests (the “Units”) of Valero GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at One Valero Way, San Antonio, Texas 78249.
Item 2. Identity and Background
     (a) The information required to be filed in response to paragraph (a) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.
     (b) The information required to be filed in response to paragraph (b) of Item 2 is set forth on Appendices A, B and C hereto.
     (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:
          1. Valero Energy is principally engaged in the refining and retailing of refined products and convenience store merchandise. The executive officers and directors of Valero Energy are listed on Appendix A hereto.
     The membership interests in the Company now represented by the 42,500,000 Units issued and outstanding as of July 19, 2006 were initially beneficially owned by Ultramar Diamond Shamrock Corporation, a Delaware corporation (“UDS”), through certain subsidiaries. Pursuant to that certain Agreement of Plan of Merger dated as of May 6, 2001 by and between UDS and Valero Energy (the “Merger Agreement”), UDS was merged with and into Valero Energy on December 31, 2001 (the “Merger”), with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Units.
     As a result of the Merger, Valero Energy beneficially owned all of the membership interests in the Company through UDS Logistics, LLC, its indirect wholly owned subsidiary. Also as a result of the Merger, Valero Energy became the direct owner of 100% of each of DSRMC and Sigmor.
     On July 19, 2006, in an underwritten public offering, (i) Sigmor sold 9,199,911 Units, representing 21.7% of the membership interests in the Company, (ii) The Shamrock Pipe Line Corporation sold 5,750,032 Units, representing 13.5% of the membership interests in the Company, (iii) Diamond Shamrock Refining Company sold 2,298,782 Units, representing 5.4% of the membership interests in the Company, L.P., (iv) and each of Valero Refining — New Orleans, L.L.C., Valero Refining Company — California and Valero Refining — Texas, L.P. (collectively, the “Selling Unitholders”), sold 425 Units representing less than 1% of the membership interests in the Company. The initial public offering was conducted pursuant to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (File No. 333-132917), which is incorporated by reference to this Schedule 13D. Following the initial public offering, DSRMC owns 21,926,636 Units, representing 51.6% of the membership interests in the Company, and Sigmor owns 3,323,364 Units, representing 7.8% of the membership interests in the Company. As a result of the ownership structure of these entities, Valero Energy is deemed to beneficially own 25,250,000 of the issued and outstanding Units representing 59.4% of the membership interests in the Company.
          2. DSRMC owns approximately 51.6% of the member interests of the Company and is principally engaged in the ownership and operation of retail stores. The executive officers and directors of DSRMC are listed on Appendix B hereto.
          3. Sigmor owns approximately 7.8% of the member interests of the Company and is principally engaged in the ownership and leasing of real estate. The executive officers and directors of Sigmor are listed on Appendix C hereto.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the reporting persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B and C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.
Item 3. Source and Amount of Funds or Other Consideration
     The membership interests in the Company were initially acquired by UDS and certain of its subsidiaries on June 6, 2000 in connection with the formation of UDS Logistics, LLC, a subsidiary of UDS. Pursuant to the Merger Agreement, UDS was merged with and into Valero Energy on December 31, 2001, whereupon UDS ceased its existence and Valero Energy, as the surviving entity of the Merger, became the ultimate parent company of UDS Logistics, LLC, which subsequently filed a Certificate of Amendment to its Certificate of Incorporation to change its name to Valero GP Holdings, LLC, DSRMC and Sigmor and, as a result, the beneficial owner of the Units.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Units either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
     (a) There were 42,500,000 Units outstanding as of July 19, 2006, the date of the initial public offering of the Units. Valero Energy, through DSRMC and Sigmor, is deemed to be the beneficial owner of 25,250,000 Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), represents 59.4% of the total issued and outstanding Units.
     Valero Energy acquired beneficial ownership of the 25,250,000 Units as a result of the Merger described in Item 2(c).
     (b) The number of Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.
     (c) There have been no reportable transactions with respect to the Units within the last 60 days by the Reporting Persons except for the disposition of Units by Sigmor and the acquisition of beneficial ownership of Units being reported on this Schedule 13D.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by such persons on the cover pages of this Statement on Schedule 13D.

     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The 25,250,000 Units held by the Reporting Persons after the initial public offering reported herein were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and rights granted by the Company and to which the Company is entitled are set forth in the Second Amended and Restated Limited Liability Company Agreement of the Company, a copy of the form of which is incorporated by reference to this Schedule 13D. Under the Limited Liability Company Agreement, DSRMC and Sigmor have certain registration rights with respect to the 25,250,000 Units they own.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Registration Statement on Form S-1 of Valero GP Holdings, LLC (Incorporated by reference — File No. 333-132917).

Exhibit B
Second Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC (incorporated by reference to Exhibit 3.01 of Valero GP Holdings, LLC’s Current Report on Form 8-K filed July 25, 2006 (File No. 001-32940)).

Exhibit C	Joint Filing Agreement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2006

Valero Energy Corporation
By:	/s/ J. Stephen Gilbert
	Name:	J. Stephen Gilbert
	Title:	Assistant Secretary and Disclosure and Compliance Officer

Diamond Shamrock Refining and Marketing Company
By:	/s/ J. Stephen Gilbert
	Name:	J. Stephen Gilbert
	Title:	Assistant Secretary

Sigmor Corporation
By:	/s/ J. Stephen Gilbert
	Name:	J. Stephen Gilbert
	Title:	Assistant Secretary

Schedule I

Name	State of Incorporation or Formation

Valero Energy Corporation	Delaware

Diamond Shamrock Refining and Marketing Company	Delaware

Sigmor Corporation	Delaware

Appendix A
Executive Officers and Directors of Valero Energy Corporation
     Each of the persons listed below is a United States citizen. The principal business address of each executive officer and director of Valero Energy Corporation is One Valero Way, San Antonio, Texas 78249. The present principal occupation or employment of each executive offer is serving as an employee of Valero Energy Corporation or one of its wholly owned subsidiaries. Unless otherwise specified below, the present principal occupation or employment of each director is serving as a director and/or employee of Valero Energy Corporation or one of its wholly owned subsidiaries.

Name	Position Held with Valero Energy Corporation
Jerry D. Choate	Director
William R. Klesse	Director, Vice Chairman of the Board and Chief Executive Officer
Donald L. Nickles	Director
Susan Kaufman Purcell	Director
Ruben M. Escobedo	Director
Robert Marbut	Director
Bob A. Profusek	Director
W. E. “Bill” Bradford	Director
Ronald K. Calgaard	Director
William E. Greehey	Director, Chairman of the Board
Irl F. Engelhardt	Director
Gregory C. King	President
Michael S. Ciskowski	Executive Vice President and Chief Financial Officer
S. Eugene Edwards	Executive Vice President — Corporate Development and Strategic Planning
Joseph W. Gorder	Executive Vice President — Marketing and Supply
Richard J. Marcogliese	Executive Vice President — Operations
     Mr. Choate retired from Allstate Corporation at the end of 1998 where he had served as Chairman of the Board and Chief Executive Officer since January 1, 1995.
     Mr. Klesse was elected as Valero’s Chief Executive Officer and Vice Chairman of the Board upon Mr. Greehey’s retirement as Chief Executive Officer at the end of 2005. Mr. Klesse was elected Executive Vice President and Chief Operating Officer of Valero in January 2003. He previously served as Executive Vice President—Refining and Commercial Operations of Valero since the closing of Valero’s acquisition via merger of Ultramar Diamond Shamrock Corporation (“UDS”) on December 31, 2001. He had served as Executive Vice President, Operations of UDS from January 1999 through December 2001. Mr. Klesse is also a director of the managing general partner of Valero L.P.

     Mr. Bradford is the retired Chairman of Halliburton Company. Prior to its 1998 merger with Halliburton, he was Chairman and Chief Executive Officer of Dresser Industries, Inc., where he had been employed in various capacities since 1963.
     Dr. Calgaard is Chairman of the Ray Ellison Grandchildren Trust in San Antonio, Texas. The address at which such employment is conducted is 7620 NW Loop 410, San Antonio, Texas 78227-5301. He was formerly Chairman and Chief Executive Officer of Austin Calvert & Flavin Inc. in San Antonio from 2000 to February 2006. Dr. Calgaard served as President of Trinity University, San Antonio, Texas, from 1979 until his retirement in 1999.
     Mr. Engelhardt is Chairman of the Board of Peabody Energy Corporation. He has been a director of Peabody and its predecessor company since 1990. He served as both Chairman and Chief Executive Officer of Peabody from 1993 through 2005 when he retired as Chief Executive Officer. The address at which such employment is conducted is 701 Market St., St. Louis, MO 63101.
     Mr. Escobedo has been with his own public accounting firm, Ruben Escobedo & Company, CPAs, in San Antonio, Texas since its formation in 1977. The address at which such employment is conducted is 745 E. Mulberry, Suite #777, San Antonio, Texas 78212-3166.
     Mr. Greehey is the Chairman of the Board of Valero. He served as Chairman of the Board and Chief Executive Officer of Valero and its former parent company from 1979 until he retired as Chief Executive Officer at the end of 2005. He was also President of Valero from 1998 until January 2003. Mr. Greehey is also Chairman of the Board of the managing general partner of Valero L.P.
     Mr. Marbut has been Chairman and Chief Executive Officer of Argyle Communications, Inc. since 1992, and Chairman and Chief Executive Officer of SecTecGLOBAL, Inc. since 2002. He also serves as Executive Chairman of Electronics Line 3000 Ltd. and as Chairman and Co-Chief Executive Officer of Argyle Security Acquisition Corporation. The address at which such employment is conducted is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
     Senator Nickles retired in January 2005 as U.S. Senator from Oklahoma after serving in the U.S. Senate for 24 years. Upon his retirement from the Senate, he formed and is the Chairman and Chief Executive Officer of The Nickles Group, a Washington-based consulting and business venture firm.
     Mr. Profusek is a partner and heads the Mergers and Acquisitions department of the Jones Day law firm. The address at which such employment is conducted is 222 East 41st Street, New York, New York 10017-6702. He served as Executive Vice President of Omnicom Group Inc. from May 2000 to August 2002. Prior to May 2000, he was a partner at Jones Day, which he joined in 1975. Prior to his election as a director of Valero in 2005, Mr. Profusek served as a director of the managing general partner of Valero L.P. since 2001.
     Dr. Purcell is the Director of the Center for Hemispheric Policy at the University of Miami. The address at which such employment is conducted is 680 Park Avenue, New York, NY 10021. Dr. Purcell previously served as Vice President of the Americas Society in New York, New York since 1989 and also as Vice President of the Council of the Americas.

Appendix B
Executive Officers and Directors of Diamond Shamrock Refining and Marketing Company
     Each of the persons listed below is a United States citizen. The principal business address of each executive officer and director of Diamond Shamrock Refining and Marketing Company is One Valero Way, San Antonio, Texas 78249. The present principal occupation or employment of each executive officer is serving as an employee of Valero Services Inc. or Valero Marketing and Supply Company. Unless otherwise specified below, the present principal occupation or employment of each director is serving as a director and/or employee of Diamond Shamrock Refining and Marketing Company and, if applicable, Valero Energy and other of its affiliates.

Name	Position Held with Diamond Shamrock Refining and Marketing Company
Gary L. Arthur, Jr.	Director
William R. Klesse	Director, Chairman of the Board and Executive Vice President
Gregory C. King	Director
Jay D. Browning	Vice President and Secretary
S. Eugene Edwards	Executive Vice President
Joseph W. Gorder	Executive Vice President
Richard J. Marcogliese	Executive Vice President
Kimberly S. Bowers	Senior Vice President and General Counsel

Appendix C
Executive Officers and Directors of Sigmor Corporation
     Each of the persons listed below is a United States citizen. The principal business address of each executive officer and director of Sigmor Corporation is One Valero Way, San Antonio, Texas 78249. The present principal occupation or employment of each executive officer is serving as an employee of Valero Services Inc. or Valero Marketing and Supply Company. Unless otherwise specified below, the present principal occupation or employment of each director is serving as a director and/or employee of Sigmor Corporation and, if applicable, Valero Energy and other of its affiliates.

Name	Position Held with Sigmor Corporation
Gary L. Arthur, Jr.	Director and Chief Executive Officer
Gregory C. King	Director and President
Douglas M. Miller	Director and Vice President
Jay D. Browning	Senior Vice President and Secretary
Kimberly S. Bowers	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit A	Registration Statement on Form S-1 of Valero GP Holdings, LLC (Incorporated by reference — File No. 333-132917).

Exhibit B
Second Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC (incorporated by reference to Exhibit 3.01 of Valero GP Holdings, LLC’s Current Report on Form 8-K filed July 25, 2006 (File No. 001-32940)).

Exhibit C	Joint Filing Agreement (filed herewith).